EXHIBIT 99.11

CONSENT OF EXPERT

Reference is made to the Annual Report on Form 40-F (the “Form 40-F”) of Cameco Corporation (the “Corporation”) to be filed with the United States Securities and Exchange Commission pursuant to the United States Securities Exchange Act of 1934, as amended.

I hereby consent to reference to my name and my involvement in the preparation of, or supervision of the preparation of, scientific and technical information in the following instances:

(a)

under the headings “Operations, projects and investments – Uranium – Tier-one operations – McArthur River mine/Key Lake mill”, “Operations, projects and investments – Uranium – Tier-one operations – Cigar Lake”, “Operations, projects and investments – Uranium – Tier-one operations – Inkai”, “Mineral reserves and resources” and “Governance – Interest of experts” in the Corporation’s Annual Information Form for the year ended December 31, 2023 dated March 22, 2024 for the McArthur River mine/Key Lake mill, Cigar Lake and Inkai operations; and

(b)

under the headings “Operations, projects and investments – Uranium – Tier-one operations – McArthur River mine/Key Lake mill”, “Operations, projects and investments – Uranium – Tier-one operations – Cigar Lake”, “Operations, projects and investments – Uranium – Tier-one operations – Inkai”, and “Mineral reserves and resources” in Management’s Discussion and Analysis for the year ended December 31, 2023 dated February 8, 2024 for the McArthur River mine/Key Lake mill, Cigar Lake and Inkai operations,

(collectively the “Technical Information”) in the Form 40-F, and to the inclusion and incorporation by reference of information derived from the Technical Information in the Form 40-F.

I also hereby consent to the incorporation by reference of such Technical Information in the Registration Statements on Form S-8 (File Nos. 333-11736, 333-06180 and 333-139165) for the Cameco Corporation Stock Option Plan, the Registration Statement on Form S-8 (File No. 333-196422) for the Cameco Corporation Employee Share Ownership Plan and the Registration Statement on Form F-10 (File No. 333-267625).

Sincerely,

/s/ Biman Bharadwaj
Name: Biman Bharadwaj, P. Eng.

Title:   Principal Metallurgist, Technical Services, Cameco Corporation

Date:   March 22, 2024